TITAN MEDICAL INC.
Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017 and 2016

(IN UNITED STATES DOLLARS)

TITAN MEDICAL INC.
Unaudited Condensed Interim Balance Sheets
As at September 30, 2017 and December 31, 2016
(In U.S. Dollars)

	September 30,	December 31,
	2017	2016
ASSETS
CURRENT
Cash and cash equivalents	$4,803,719	$4,339,911
Amounts receivable	121,882	176,009
Deposits (Note 6)	2,465,184	2,016,648
Prepaid expenses	169,014	66,465
Total Current Assets	7,559,799	6,599,033
Furniture and Equipment	8,218	9,350
Patent Rights (Note 3)	762,627	584,113
TOTAL ASSETS	$8,330,644	$7,192,496
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,933,674	$2,232,201
Warrant liability (Note 2(b) and 5)	10,668,235	2,365,691
Other Liabilities and Charges (Note 4(a))	-	2,000,000
TOTAL LIABILTIES	13,601,909	6,597,892
SHAREHOLDERS’ EQUITY
Share Capital (Note 4(a))	126,723,254	112,742,810
Contributed Surplus	4,732,006	3,707,432
Warrants (Note 4 (b))	741,917	855,800
Deficit	(137,468,442)	(116,711,438)
Total Equity	(5,271,265)	594,604
TOTAL LIABILITIES & EQUITY	$8,330,644	$7,192,496
Commitments (Note 6)
See accompanying notes to financial statements

Approved on behalf of the Board:

Martin Bernholtz	David McNally
Director and Chairman	President and Chief Executive Officer

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Shareholders’ Equity and Deficit
For the Periods ended September 30, 2017 and 2016
(In U.S. Dollars)

	Share Capital	Share Capital	Contributed	Warrants	Deficit	Total
	Number	Amount	Surplus			Equity

Balance - December 31, 2015	116,457,486	$86,083,419	$2,849,061	$4,044,192	$(93,387,942)	$(411,270)
Issued pursuant to agency agreement	47,814,121	24,920,296				24,920,296
Issued private placement	130,839	100,000				100,000
Share issue expense		(2,329,534)				(2,329,534)
Warrants exercised during the period	70,000	63,288				63,288
Warrants expired during the period		1,877,941		(1,877,941)		-
Options exercised during the period	9,000	7,432	(3.825)			3,607
Stock based compensation vested			595,340			595,340
Net and Comprehensive loss for the period					(21,315,131)	(21,315,131)
Balance – September 30, 2016	164,481,446	$110,722,842	$3,440,576	$2,166,251	$(114,703,073)	$1,626,596

Balance - December 31, 2016	166,511,446	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,604
Issued pursuant to agency agreement	80,972,837	12,547,765				12,547,765
Issued private placement	16,892,000	1,887,411				1,887,411
Warrant liability issued during the period		(4,661,928)				(4,661,928)
Share issue expense		(926,709)				(926,709)
Warrants exercised during the period	15,877,535	5,020,022				5,020,022
Warrants expired during the period		113,883		(113,883)		-
Stock based compensation			1,024,574			1,024,574
Comprehensive loss for the period					(20,757,004)	(20,757,004)

Balance – September 30, 2017	280,253,818	$126,723,254	$4,732,006	$741,917	$(137,468,442)	$(5,271,265)

See accompanying notes to financial statements.

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Net and Comprehensive Loss
For the Three and Nine Months ended September 30, 2017 and 2016
(In U.S. Dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ended	Ended	Ended	Ended
	September	September	September	September
	30, 2017	30, 2017	2016	2016

REVENUE	$-	$-	$-	$-

EXPENSES
Amortization	2,527	13,312	6,271	18,367
Consulting fees	132,753	403,186	160,066	419,923
Stock based compensation (Note 4(b))	400,892	1,024,574	372,299	595,340
Insurance	5,533	18,997	5,442	16,324
Management salaries and fees	623,819	1,870,574	397,543	1,207,517
Marketing and investor relations	77,479	243,316	73,753	333,995
Office and general	55,060	222,561	44,851	192,981
Professional fees	80,507	377,157	206,594	403,073
Rent	26,974	77,228	25,463	71,378
Research and development	4,061,695	9,712,072	3,429,550	21,527,968
Travel	67,251	224,627	96,353	359,114
Foreign exchange loss	194,157	274,721	4,396	334,967
	5,728,647	14,462,325	4,822,581	25,480,947

FINANCE INCOME (COST)

Interest	3,356	8,764	1,172	5,438
Gain (Loss) on change in fair value of warrant liability (Note 2(b), 4(a) and 5)	(8,099,030)	(5,726,557)	3,277,044	4,623,658
Warrant liability issue cost	(78,496)	(576,886)	(115,498)	(463,280)
	(8,174,170)	(6,294,679)	3,162,718	4,165,816
NET AND COMPREHENSIVE LOSS FOR THE PERIOD	$13,902,817542	$20,757,004	$1,659,863	$21,315,131

BASIC AND DILUTED LOSS PER SHARE	$(0.06)	$(0.10)	$(0.01)	$(0.15)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, Basic and Diluted	252,301,894	204,009,846	149,254,997	140,034,694

See accompanying notes to financial statements

TITAN MEDICAL INC.
Unaudited Condensed Interim Statements of Cash Flows
For the Three and Nine Months ended September 30, 2017 and 2016
(In U.S. Dollars)

	Three Months	Nine Months	Three Months	Nine Months
	Ended September	Ended September	Ended September	Ended September
	30, 2017	30, 2017	30, 2016	30, 2016
OPERATING ACTIVITIES
Net loss for the period	$(13,902,817)	$(20,757,004)	$(1,659,863)	$(21,315,131)
Items not involving cash:
Amortization	2,527	13,312	6,271	18,367
Stock based compensation	400,892	1,024,574	372,299	595,340
Warrant liability – fair value adjustment	7,389,248	5,016,775	(3,277,044)	(4,623,658)
Warrant liability – foreign exchange adjustment	170,553	221,742	(29,301)	199,912
Loss on extinguishment of other liabilities	709,782	709,782	-	-
Changes in non-cash working capital items:
Amounts receivable, prepaid expenses and deposits	231,729	(496,957)	3,782,977	942,719
Accounts payable and accrued liabilities	(674,100)	701,473	(5,726,853)	(7,150,023)
Cash used in operating activities	(5,672,186)	(13,566,303)	(6,531,514)	(31,332,474)
FINANCING ACTIVITIES
Net proceeds from issuance of common shares and warrants	3,719,490	14,220,805	7,147,831	27,675,499
Cash provided by financing activities	3,719,490	14,220,805	7,147,831	27,675,499
INVESTING ACTIVITIES
(Increase)/ decrease in furniture and equipment	-	(3,427)	-	(10,088)
Costs of Patents	(81,943)	(187,267)	(24,777)	(131,179)
Cash used in investing activities	(81,943)	(190,694)	(24,777)	(141,267)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,034,639)	463,808	591,540	(3,798,242)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,838,358	4,339,911	6,807,791	11,197,573

CASH AND CASH EQUIVALENTS, END OF PERIOD	$4,803,719	$4,803,719	$7,399,331	$7,399,331

CASH AND CASH EQUIVALENTS COMPRISE:

Cash	$2,556,533	$2,556,533	$96,805	$96,805
Money Market Fund	2,247,186	2,247,186	7,302,526	7,302,526
	$4,803,719	$4,803,719	$7,399,331	$7,399,331

See accompanying notes to financial statements

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts toward a pre-clinical grade platform to be used for pre-clinical trials and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory approvals, the Company will be in a position to transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act.

The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These condensed interim financial statements for the three and nine months ending September 30, 2017 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

These condensed interim financial statements should be read in conjunction with the Company’s 2016 annual financial statements which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The condensed interim financial statements have been prepared using accounting policies consistent with those used in the Company’s 2016 annual financial statements as well as any amendments, revisions and new IFRS, which have been issued subsequently and are appropriate to the Company.

The condensed interim financial statements were authorized for issue by the Board of Directors on November 9, 2017.

(b)	Basis of Measurement

These condensed interim financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These condensed interim financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IAS 34, Interim Financial Reporting requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the condensed interim financial statements and the reported amount of expenses during the period. Financial statement items subject to significant judgement include, the measurement of stock based compensation and the fair value estimate of the initial measurement of new warrant liabilities and remeasurement of unlisted warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. The Company expects that approximately US $35 million in incremental funding, will be required for the next 12 months, to maintain it’s currently anticipated pace of development. The ability of the Company to arrange such funding will depend in part on prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional funding is not available, the pace of the Company’s product development plan may be reduced. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate.

(b)	Warrant Liability

In accordance with IAS 32, because the exercise prices of new warrants issued, as well as the warrants issued from the exercise of broker warrants, are not a fixed amount as they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar), the warrants are accounted for as a derivative financial liability. Each Warrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the period. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At September 30, 2017, the Warrant Liability of listed warrants, was adjusted to fair value measured at the market price of the listed warrants. The unlisted warrants were adjusted to fair value using the Black-Scholes formula.

(c)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our listed and unlisted Warrant liability is initially based on level 2 (significant observable inputs) and at September 30, 2017 is based on level 1, quoted prices (unadjusted) for listed warrants and level 2 for unlisted warrants.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

3.	PATENT RIGHTS

Cost
Balance at December 31, 2016	$776,717
Additions	187,267
Balance at September 30, 2017	$963,984

Amortization & Impairment Losses
Balance at December 31, 2016	$192,604
Amortization	8,753
Balance at September 30, 2017	$201,357

Net Book Value
At December 31, 2016	$584,113
At September 30, 2017	$762,627

4.	SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par value

	Issued:	280,253,818 (December 31, 2016: 166,511,446)

Exercise prices of units, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars.

On July 21, 2017 Titan completed a second closing of an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold an additional 11,117,000 Units under the Offering at a price of CDN $0.15 per Unit for gross proceeds of approximately $1,328,871 ($1,201,528 net of closing costs including cash commission of $93,021 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $575,844 based on the value of comparable warrants at the time and the balance of $753,027 was allocated to common shares.

Pursuant to the agency agreement in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 778,190 Common Share at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

On June 29, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated June 26, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 48,388,637 Units under the Offering at a price of CDN$0.15 per Unit for gross proceeds of approximately $5,576,357 ($4,838,002 net of closing cost including cash commission of $382,689 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and one Common Share purchase warrant, each warrant entitles the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.20 and expiring June 29, 2022. The warrants were valued at $2,788,274 based on the value of comparable warrants at the time and the balance of $2,788,083 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 3,285,986 Common Shares at a price of CDN $0.15 per share prior to expiry on June 29, 2019.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 21,467,200 Units under the Offering at a price of CDN$0.35 per Unit for gross proceeds of approximately $5,642,537 ($5,039,817 net of closing cost including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consisted of one Common Share of the Company and (i) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire one Common Share of the Company at an exercise price of CDN $0.40 and expiring March 16, 2019, and (ii) one-half of one Common Share purchase warrant, each whole warrant entitling the holder thereof to acquire on Common Share of the Company at an exercise price of CDN $0.50 and expiring March 16, 2021. The warrants were valued at $1,297,810 based on the value of comparable warrants at the time and the balance of $4,344,727 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to the Agent which entitle the holder to purchase 1,500,155 Common Shares at a price of CDN $0.35 per share prior to expiry on March 16, 2019.

On October 27, 2016 the over-allotment option to the Company’s September 20, 2016 offering of 17,083,333 Units at a price of CDN $0.60 was partially exercised and the Company sold an additional 2,030,000 Units at the Offering Price of CDN $0.60 for additional gross proceed of $909,846 ($845,181 net of closing costs including cash commission of $63,689 paid in accordance with the terms of the agency agreement). Each Unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN $0.75 and will expire October 27, 2021. The warrants were valued at $121,313 based on the market value at the time and the balance of $788,533 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 142,100 Units. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.60 for a period of 24 months following the closing date.

On September 20, 2016 Titan completed an offering of securities pursuant to an agency agreement dated September 13, 2016 between the Company, and Bloom Burton & Co. Limited and Echelon Wealth Partners Inc. (the "Agents"). The Company sold 17,083,333 Units under the Offering at a price of CDN $0.60 per Unit for gross proceeds of $7,749,000 ($6,951,987 net of closing costs including cash commission of $528,668 paid in accordance with the terms of the agency agreement). Each Unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN $0.75 and will expire September 20, 2021. The warrants were valued at $1,162,350 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,586,650 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,165,494 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN$0.60 for a period of 24 months following the closing date. Each Unit consists one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $0.75 which expire September 20, 2021.

On April 14, 2016 the over-allotment option to the Company’s March 31, 2016 offering of 15,054,940 Units at a price of CDN $1.00 per Unit was exercised in full and the Company sold an additional 2,258,241 Units at the Offering Price of CDN $1.00 for additional gross proceeds of $1,759,396 ($1,633,407 net of closing costs including commission of $123,158 paid in accordance with the terms of the agency agreement). Each Unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire April 14, 2021. The warrants were valued at $290,300 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $1,469,096 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 158,076 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN$1.00 for a period of 24 months following the closing date. Each Unit consists one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire April 14, 2021.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

On March 31, 2016 Titan completed an offering of securities pursuant to an agency agreement dated March 24, 2016 between the Company and Bloom Burton & Co. Limited (the “Agent”). The Company sold 15,054,940 Units under the Offering price of CDN$1.00 per Unit for gross proceeds of approximately $11,607,359 ($10,571,919 net of closing costs including cash commission of $796,324 paid in accordance with the terms of the agency agreement). Each Unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire March 31, 2021. The warrants were valued at $1,741,104 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $9,866,255 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,032,845 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN$1.00 for a period of 24 months following the closing date. Each Unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire March 31, 2021.

On February 23, 2016 the over-allotment option in connection with the February 12, 2016 completed public offering of 11,670,818 Units had been exercised in full. The company sold an additional 1,746,789 Units at the offering price of CDN$0.90 per Unit for gross proceeds to Titan of approximately $1,139,937 ($1,029,605 net of closing costs including cash commission of $79,796 paid in accordance with the terms of the agency agreement). Each Unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 23, 2021. The warrants were valued at $215,321 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $924,616 was allocated to common shares.

On February 12, 2016 Titan completed an offering of securities made pursuant to an agency agreement dated February 9, 2016 between the Company and Bloom Burton & Co. Limited (the "Agent"). The Company sold 11,670,818 Units under the Offering at a price of CDN $0.90 per Unit for gross proceeds of approximately $7,592,101 ($6,844,046 net of closing costs including cash commission of $516,622 paid in accordance with the terms of the agency agreement). Each Unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 12, 2021. The warrants were valued at $1,518,420 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,073,681 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 916,443 Units. Each broker warrant entitles the holder thereof to acquire one Unit of the Company at the price of CDN$0.90 for a period of 24 months following the closing date. Each Unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of CDN$1.00 for a period of 60 months from the date of closing.

On November 23, 2015 Titan closed a private placement of 4,290,280 common shares of Titan at a subscription price of CDN $1.23 per common share for gross proceeds of $4,000,000 with Longtai Medical Inc. Under the Agreement Titan granted to Longtai exclusive rights to negotiate for an exclusive marketing, sales and distribution agreement for Titan’s SPORT Surgical System in the Asia Pacific region for a period of 183 days. Longtai paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement, which shall be repaid to Longtai in the event that the agreement is not entered into within the 183 day period. On August 24, 2016 the parties agreed to modify their previous three month extension to monthly progress reviews. Longtai will concurrently with the signing of the Distributorship Agreement, subscribe for and purchase an additional $4,000,000 worth of Common Shares at a share issue price equal to the 5-day VWAP (less a 12.5% discount). If the Distributorship Agreement is signed and the second $4,000,000 private placement is completed, Titan will retain $1,400,000 of the Distributorship Deposit and repay $600,000 to Longtai. On April 28, 2017 the Company announced that it had terminated negotiations with Longtai Medical Inc. for the marketing, sales and Distribution Agreement and the Company will repay the $2,000,000 deposit to Longtai Medical Inc.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

Subsequently on August 24, 2017 Titan completed a subscription agreement with Longtai for the equity conversion of Longtai’s $2.0 million deposit. Under the terms of the subscription agreement dated July 31, 2017, Titan issued to Longtai 16,892,000 Units at an assigned issue price of CDN $0.15 per Unit. Each Unit consists of one common share and one common share purchase warrant, with each warrant exercisable for one Common Share at an exercise price of CDN $0.20 per warrant and will expire August 24, 2022. The warrants were valued at $ 822,372 based on the value of comparable warrants at the time. The common shares were valued at $1,887,411 based on the market value on August 24, 2017 of CDN $0.14. In addition, because the warrant and the common share were valued at fair value in accordance with International Financial Reporting Interpretations Committee Interpretation #19-Extinguishing Financial Liabilities (“IFRIC 19”), a loss of $709,782 was incurred on extinguishment which is included in the Gain (Loss) on change in value of warrant liability in the unaudited condensed statement of net and comprehensive loss.

b)	Warrants, Stock Options and Compensation Options

Subject to shareholder approval, Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At, September 30, 2017, 11,137,185 common shares (December 31, 2016: 9,448,895) are available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of September 30, 2017 and September 30, 2016 and changes during the periods ended on those dates is presented in the following table:

	Nine Months Ended		Nine Months Ended
	September 30, 2017		September 30, 2016
	Number of	Weighted-average	Number of	Weighted-average
	stock options	exercise price	stock options	exercise price
		(CDN)		(CDN)

Balance, beginning	7,202,250	$1.10	2,897,763	$1.20
Granted	10,984,837	$0.52	4,660,117	$1.01
Exercised	-	$0.00	(9,000)	$0.56
Expired/Forfeited	(1,298,890)	$1.16	(266,945)	$1.47
Balance, ending	16,888,197	$0.72	7,281,935	$1.11

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at September 30, 2017 are as follows:

	Options Outstanding
				Options Exercisable
			Weighted-average		Weighted-
		Weighted-	remaining		average
Exercise	Number	average exercise	contractual life	Number	exercise price
price (CDN)	outstanding	price (CDN)	(years)	exercisable	(CDN)

$0.15	568,059	$0.15	6.41	368,059	$0.15
$0.16	91,206	$0.16	2.96	91,206	$0.16
$0.43	1,500,000	$0.43	6.36	-	$0.43
$0.50	500,000	$0.50	6.61	-	$0.50
$0.56	663,368	$0.56	0.84	663,368	$0.56
$0.57	8,325,572	$0.57	6.30	-	$0.57
$0.83	49,591	$0.83	0.47	49,591	$0.83
$0.96	305,107	$0.96	1.22	305,107	$0.96
$1.00	3,171,558	$1.00	3.90	1,716,183	$1.00
$1.02	183,587	$1.02	3.23	109,729	$1.02
$1.08	564,292	$1.08	3.33	564,292	$1.08
$1.39	19,746	$1.39	2.21	19,746	$1.39
$1.51	16,796	$1.51	2.87	16,796	$1.51
$1.72	461,139	$1.72	2.69	368,381	$1.72
$1.76	106,096	$1.76	1.43	106,096	$1.76
$1.94	362,080	$1.94	1.64	362,080	$1.94
	16,888,197	$0.72		4,740,634	$1.01

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares.

Stock options granted to non-employees, officers or directors are valued using the Black-Scholes pricing model, rather than on the basis of the fair value of the services received.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

The Company does on occasion use the services of consultants. Options granted in these situations are valued on the basis of fair value of the services received.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options
January 27, 2016, option grants to Consultants and Employees	644,292	immediately	5 years
August 24, 2016, options granted to Directors and Consultants	1,129,206	immediately	5 years
August 24, 2016, options granted to Employees	2,886,619	Vest as to 1/3 of the total number of Options granted,	5 years
January 17, 2017, option grants to Employees	8,325,572	every year from Option Date Vest as to 1/4 of the total number of Options granted,	7 years
February 7, 2017, option grants to Employees	500,000	every year from Option Date Vest as to 1/4 of the total number of Options granted,	7 years
April 17, 2017, option grants to Employees	1,500,000	every year from Option Date Vest as to 1/4 of the total number of Options granted,	7 years
September 7, 2017 options granted to Consultants	200,000	every year from Option Date Half vest in 3 months and the remaining half in 6 months.	3 years
September 7, 2017, options granted to Directors	368,059	immediately	7 years
September 15, 2017, options granted to Consultants	91,206	immediately	3 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share based option plan are as follows:

Directors, Management, Employees, Medical Advisors and Consultants

	2017	2016

Fair Value at grant date (CDN)	$0.08 - $0.32	$0.284 - $0.516
Share price at grant date (CDN)	$0.15 - $0.54	$0.679 - $1.08
Exercise price (CDN)	$0.15 - $0.57	$1.00 - $1.08
Expected Volatility	82.4% - 83.3%	73.34% - 79.67%
Option Life	3- 4 years	3 years
Expected dividends	nil	nil
Risk-free interest rate (based on government bonds)	0.89% - 1.63%	0.44% - 0.57%

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

4.	SHARE CAPITAL (continued)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at September 30, 2017 and September 30, 2016 and changes during the periods then ended.

	Nine Months		Nine Months
	Ended September		Ended September
	30, 2017		30, 2016

	Number of		Number of
	Warrants	Amount	Warrants	Amount
Opening Balance	5,651,434	$855,800	14,257,434	$4,044,192
Expired during the period Exercise Price of CDN$2.00 Expiry June 21, 2016			(5,121,500)	(1,877,941)
Expired during the period Exercise Price of CDN$1.776 Expiry March 14, 2017	(390,729)	(113,883)
Ending Balance	5,260,705	$741,917	9,135,934	$2,166,251

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

5.	WARRANT LIABILTY

	Nine Months		Year Ended
	Ended September		December
	30, 2017		31, 2016

	Number of		Number of
	Warrants	Amount	Warrants	Amount
Balance, beginning	77,451,086	$2,365,691	27,676,965	$2,137,751
Issue of warrants expiring, February 12, 2021			11,670,818	1,518,420
Issue of warrants expiring, February 23, 2021			1,746,789	215,321
Issue of warrants expiring, March 31, 2021			15,054,940	1,741,104
Issue of warrants expiring April 14, 2021			2,258,241	290,300
Issue of warrants expiring September 20, 2021			17,083,333	1,162,350
Issue of warrant expiring October 27, 2017			2,030,000	121,313
Issue of warrants expiring March 16, 2019	10,733,600	572,326
Issue of warrants expiring March 16, 2021	10,733,600	725,484
Issue of warrants expiring June 29, 2022	59,505,637	3,364,118
Issue of warrants expiring August 24, 2022	16,892,000	822,372
Warrants exercised during the period	(15,877,535)	(2,420,273)	(70,000)	(9,654)
Warrants expired during the period	(20,664,770)	-
Foreign exchange adjustment	-	221,742	-	138,799
Fair value adjustment	-	5,016,775	-	(4,950,013)
Balance, ending	138,773,618	$10,668,235	77,451,086	$2,365,691

In addition to the warrants listed above, at September 30, 2017, the Company has issued and outstanding, 8,979,289 broker unit warrants expiring between February 23, 2018 and June 29, 2019.

6.	COMMITMENTS

As a part of its program of research and development around the SPORT Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At September 30, 2017, $2,992,258 in purchase orders remains outstanding. The Company also has on deposit with this same U.S. supplier $2,080,537 to be applied against future invoices. During the quarter new commitments of a U.S supplier of technical services totaling $510,800 were added. In addition, we maintain a deposit of $384,647 with three other U.S based development companies.

The Company has entered into a developmental agreement with a supplier that will require payments to be made to them, in future years, based on the achievement, by the Company, of certain milestones which could total up to $450,000.

TITAN MEDICAL INC.
Notes to the Unaudited Condensed Interim Financial Statements
Three and Nine Months Ended September 30, 2017
(In U.S. Dollars)

7.	RELATED PARTY TRANSACTIONS

During the nine months ended September 30, 2017, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $409,227 and $1,165,759 for the three and nine months ended September 30, 2017 compared to $187,333 and $682,317 for the same period in 2016.

Officers and Directors of the Company control approximately 1.24% of the Company.

	SeptemberMa30, 2017		December 31, 2016

	Number of Shares	%	Number of Shares	%

John Barker	450,632	0.16	250,632	0.15
Martin Bernholtz	2,571,500	0.92	1,571,500	0.94
John Hargrove	-	-	298,200	0.18
David McNally	50,000	0.02	-	-
Stephen Randall	357,307	0.13	102,800	0.06
Reiza Rayman	-	-	4,357,117	2.62
John Schellhorn	8,826	0.003	-	-
Bruce Wolff	35,299	0.01	17,552	0.01
TOTAL	3,473,564	1.24	6,597,801	3.96

Common Shares Outstanding	280,253,818	100%	166,511,446	100%

8.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of SPORT, the next generation of surgical robotic platform.

9.	SUBSEQUENT EVENTS

On October 7, 2017, the company granted 33,150 incentive stock options to a consultant of the Company pursuant to its incentive stock option plan. These stock options vest immediately and are exercisable until October 7, 2022.

On October 10, 2017 the company issued 75,000 common shares of Titan to a consultant of the Company pursuant to a consultant agreement dated September 7, 2017

On October 31, 2017 Titan completed the final closing of a private placement led by a group of U.S robotic surgeons. 13,385,900 common shares of Titan were issued at a subscription price of CDN $0.25 per common share for gross proceeds of $2,677,732

Throughout the month of October 2017, 27,743,332 June 2022 warrants and 76,000 March 2019 warrants have been exercised for total proceeds of $4,348,324. In addition, 3,411,248 broker warrants have been exercised for total proceeds of $398,809.